SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ur-Energy Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

91688R108
(CUSIP Number)

July 29, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No. 91688R108	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fourth Sail Capital LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Eighteen million, two hundred and fifty thousands shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Eighteen million, two hundred and fifty thousands shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Eighteen million, two hundred and fifty thousands shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 91688R108	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Ariel Merenstein I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Eighteen million, two hundred and fifty thousands shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Eighteen million, two hundred and fifty thousands shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Eighteen million, two hundred and fifty thousands shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 91688R108	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Fourth Sail Discovery LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER four million, seven hundred twenty-four thousand, nine hundred shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER four million, seven hundred twenty-four thousand, nine hundred shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON four million, seven hundred twenty-four thousand, nine hundred shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.36%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 91688R108	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Fourth Sail Long Short LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER thirteen million five hundred twenty-five thousand one hundred shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER thirteen million five hundred twenty-five thousand one hundred shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON thirteen million five hundred twenty-five thousand one hundred shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.89%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 91688R108	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer.
Ur-Energy Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

10758 W Centennial Road, Suite 200
Littleton, CO 80127

Item 2(a).	Name of Person Filing.

Fourth Sail Capital LP Ariel Merenstein Fourth Sail Discovery LLC Fourth Sail Long Short LLC

Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, and Fourth Sail Long Short LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office.

Fourth Sail Capital LP Ogier Global (Cayman) Limited 89 Nexus Way Grand Cayman Camana Bay KY1-9009 Cayman Islands

Item 2(c).	Citizenship.

Cayman Islands USA Delaware Delaware

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

91688R108

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. 91688R108	13G	Page 7 of 9 Pages

Item 4.	Ownership.

The percentage set forth in this Schedule 13G as of August 1, 2024 is calculated based upon 347,348,824 shares of Common Stock outstanding, as reported in Ur-Energy Inc’s (the “Company”) Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the “SEC”) on July 26, 2024 and in the Company's Current Report on Form 8-K filed with the SEC on July 31, 2024, after giving effect to the completion of the offering and the full exercise of the underwriters' options, all as described therein.

(a)	Amount beneficially owned:
Eighteen million, two hundred and fifty thousands shares

(b)	Percent of class
5.25%

(c)	Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Fourth Sail Capital LP: 0
Ariel Merenstein: 0
Fourth Sail Discovery LLC: 0
Fourth Sail Long Short LLC: 0

(ii) shared power to vote or to direct the vote:
Fourth Sail Capital LP: Eighteen million, two hundred and fifty thousands shares
Ariel Merenstein: Eighteen million, two hundred and fifty thousands shares
Fourth Sail Discovery LLC: four million, seven hundred twenty-four thousand, nine hundred shares
Fourth Sail Long Short LLC: thirteen million five hundred twenty-five thousand one hundred shares

(iii) sole power to dispose or direct the disposition of:
Fourth Sail Capital LP: 0
Ariel Merenstein: 0
Fourth Sail Discovery LLC: 0
Fourth Sail Long Short LLC: 0

(iv) shared power to dispose or to direct the disposition of:
Fourth Sail Capital LP: Eighteen million, two hundred and fifty thousands shares
Ariel Merenstein: Eighteen million, two hundred and fifty thousands shares
Fourth Sail Discovery LLC: four million, seven hundred twenty-four thousand, nine hundred shares
Fourth Sail Long Short LLC: thirteen million five hundred twenty-five thousand one hundred shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

CUSIP No. 91688R108	13G	Page 8 of 9 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91688R108	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 02, 2024
Fourth Sail Capital LP

	By:	/s/ Thiago Doria
Name: Thiago Doria
Title: Authorized Person

Fourth Sail Long Short LLC

	By:	/s/ Thiago Doria
Name: /s/ Thiago Doria
Title: Authorized Person

Fourth Sail Discovery LLC

	By:	/s/ Thiago Doria
Name: Thiago Doria
Title: Authorized Person

Ariel Merenstein

	By:	/s/ Thiago Doria
Name: Thiago Doria
Title: Attorney in fact